Exhibit 99.4

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2024

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Year ended
		June 30, 2024	March 31, 2024	June 30, 2023	March 31, 2024
	Income
	a) Revenue from operations	219,638	222,083	228,310	897,603
	b) Foreign exchange gains/(losses), net	(206)	(128)	(62)	340

I	Total income	219,432	221,955	228,248	897,943

	Expenses
	a) Purchases of stock-in-trade	664	825	978	3,832
	b) Changes in inventories of stock-in-trade	(2)	156	(182)	278
	c) Employee benefits expense	132,293	136,255	140,276	549,301
	d) Depreciation, amortization and impairment expense	7,289	8,405	7,380	34,071
	e) Sub-contracting and technical fees	24,767	24,318	26,385	103,030
	f) Facility expenses	4,133	3,727	3,452	14,556
	g) Travel	3,937	3,349	4,175	15,102
	h) Communication	993	956	1,249	4,878
	i) Legal and professional fees	2,282	2,324	2,251	9,559
	j) Software license expense for internal use	4,605	4,395	4,607	18,378
	k) Marketing and brand building	804	667	977	3,555
	l) Lifetime expected credit loss/ (write-back)	(26)	367	300	640
	m) (Gain)/loss on sale of property, plant and equipment, net	(23)	102	78	(2,072)
	n) Other expenses	1,647	736	1,806	6,736

II	Total expenses	183,363	186,582	193,732	761,844

III	Finance expenses	3,288	3,308	3,086	12,552
IV	Finance and other income	7,480	6,759	6,542	23,896
V	Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(45)	(202)	3	(233)

VI	Profit before tax [I-II-III+IV+V]	40,216	38,622	37,975	147,210

VII	Tax expense	9,850	10,040	9,115	36,089

VIII	Profit for the period [VI-VII]	30,366	28,582	28,860	111,121

	Other comprehensive income (OCI)
	Items that will not be reclassified to profit or loss in subsequent periods
	Remeasurements of the defined benefit plans, net	58	(177)	(45)	82
	Net change in fair value of investment in equity instruments measured at fair value through OCI	(319)	(506)	16	(473)
	Items that will be reclassified to profit or loss in subsequent periods
	Foreign currency translation differences	(1,399)	(844)	(362)	4,219
	Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	^	(2)	2	(198)
	Net change in time value of option contracts designated as cash flow hedges, net of taxes	4	271	40	198
	Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	85	15	512	128
	Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	218	355	1,648	1,655
	Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	184	261	1,039	1,516

IX	Total other comprehensive income for the period, net of taxes	(1,169)	(627)	2,850	7,127

	Total comprehensive income for the period [VIII+IX]	29,197	27,955	31,710	118,248

X	Profit for the period attributable to:
	Equity holders of the Company	30,032	28,346	28,701	110,452
	Non-controlling interests	334	236	159	669

		30,366	28,582	28,860	111,121

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	28,865	27,781	31,640	117,744
	Non-controlling interests	332	174	70	504

		29,197	27,955	31,710	118,248

XI	Paid up equity share capital (Par value ₹ 2 per share)	10,460	10,450	10,978	10,450

XII	Reserves excluding revaluation reserves and Non-controlling interests as per balance sheet				739,433

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three months ended periods are not annualized)
	Basic (in ₹)	5.75	5.43	5.23	20.89
	Diluted (in ₹)	5.73	5.41	5.12	20.82

^	Value is less than 0.5

1.

The audited consolidated financial results of the Company for the three months ended June 30, 2024, have been approved by the Board of Directors of the Company at its meeting held on July 19, 2024. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared on the basis of the audited interim condensed consolidated financial statements which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All amounts included in the consolidated financial results (including notes) are reported in millions of Indian rupees (₹ in millions) except share and per share data, unless otherwise stated.

3.

(Gain)/loss on sale of property, plant and equipment, net has been reclassified from Other expenses and is presented separately for the three months ended June 30, 2023. Gain on sale of property, plant and equipment for the year ended March 31, 2024, includes gain on sale of immovable properties of ₹ (2,357).

4.	List of subsidiaries, associate and joint venture as at June 30, 2024 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Technology Product Services Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.

	Wipro Financial Outsourcing Services Limited		U.K.

		Wipro UK Limited	U.K.

Wipro HR Services India Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.

	Designit A/S		Denmark

		Designit Denmark A/S	Denmark

		Designit Germany GmbH	Germany

		Designit Oslo A/S	Norway

		Designit Spain Digital, S.L.U	Spain

		Designit Sweden AB	Sweden

		Designit T.L.V Ltd.	Israel

	Wipro Bahrain Limited Co. W.L.L		Bahrain

	Wipro Czech Republic IT Services s.r.o.		Czech Republic

	Wipro CRM Services (formerly known as Wipro 4C NV)		Belgium

		Wipro 4C Consulting France SAS	France

		Wipro CRM Services B.V. (formerly known as Wipro 4C Nederland B.V)	Netherlands

		Wipro CRM Services ApS	Denmark

		Wipro CRM Services UK Limited (1)	U.K.

	Grove Holdings 2 S.á.r.l		Luxembourg

		Capco Solution Services GmbH	Germany

		The Capital Markets Company Italy Srl	Italy

		Capco Brasil Serviços E Consultoria Ltda	Brazil

		The Capital Markets Company BV (1)	Belgium

	PT. WT Indonesia		Indonesia

	Rainbow Software LLC		Iraq

	Wipro Arabia Limited (2)		Saudi Arabia

		Women’s Business Park Technologies Limited (2)	Saudi Arabia

	Wipro Doha LLC		Qatar

	Wipro Gulf LLC		Sultanate of Oman

	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary

	Wipro Information Technology Netherlands BV.		Netherlands

		Wipro do Brasil Technologia Ltda (1)	Brazil

		Wipro Information Technology Kazakhstan LLP	Kazakhstan

		Wipro Outsourcing Services (Ireland) Limited	Ireland

		Wipro Portugal S.A. (1)	Portugal

		Wipro Solutions Canada Limited	Canada

		Wipro Technologies Limited	Russia

		Wipro Technologies Peru SAC	Peru

		Wipro Technologies W.T. Sociedad Anonima	Costa Rica

		Wipro Technology Chile SPA	Chile

	Wipro IT Service Ukraine, LLC		Ukraine

	Wipro IT Services Poland SP Z.O.O		Poland

	Wipro IT Services S.R.L.		Romania

	Wipro Regional Headquarter		Saudi Arabia

	Wipro Technologies Australia Pty Ltd		Australia

		Wipro Ampion Holdings Pty Ltd (1)	Australia

	Wipro Technologies SA		Argentina

	Wipro Technologies SA DE CV		Mexico

	Wipro Technologies South Africa (Proprietary) Limited		South Africa

		Wipro Technologies Nigeria Limited	Nigeria

	Wipro Technologies SRL		Romania

	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan

Wipro Networks Pte Limited			Singapore

	Wipro (Dalian) Limited		China

	Wipro Technologies SDN BHD		Malaysia

Wipro Overseas IT Services Private Limited			India

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro VLSI Design Services India Private Limited			India

Wipro, LLC			USA

	Wipro Gallagher Solutions, LLC		USA

	Wipro Insurance Solutions, LLC		USA

	Wipro IT Services, LLC		USA

		Aggne Global Inc. (3)	USA

		Cardinal US Holdings, Inc.(1)	USA

		Designit North America, Inc.	USA

		Edgile, LLC	USA

		HealthPlan Services, Inc. (1)	USA

		Infocrossing, LLC	USA

		International TechneGroup Incorporated (1)	USA

		Wipro NextGen Enterprise Inc. (1)	USA

	Rizing Intermediate Holdings, Inc. (1)	USA

	Wipro Appirio, Inc. (1)	USA

	Wipro Designit Services, Inc. (1)	USA

	Wipro Telecom Consulting LLC	USA

	Wipro VLSI Design Services, LLC	USA

Aggne Global IT Services Private Limited (3)		India

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India.

(2)

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Limited.

(3)	The company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda, Wipro Portugal S.A. and Wipro CRM Services UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Cardinal US Holdings, Inc.			USA

	ATOM Solutions LLC		USA

	Capco Consulting Services LLC		USA

	Capco RISC Consulting LLC		USA

	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA

	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA

	International TechneGroup Ltd.		U.K.

	ITI Proficiency Ltd		Israel

	MechWorks S.R.L.		Italy

Wipro NextGen Enterprise Inc.			USA

	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA

	Rizing Lanka (Private) Ltd		Sri Lanka

		Attune Netherlands B.V. (4)	Netherlands

	Rizing Solutions Canada Inc.		Canada

	Rizing LLC		USA

		Aasonn Philippines Inc.	Philippines

		Rizing B.V.	Netherlands

		Rizing Consulting Ireland Limited	Ireland

		Rizing Consulting Pty Ltd.	Australia

		Rizing Geospatial LLC	USA

		Rizing GmbH	Germany

		Rizing Limited	U.K.

		Rizing Pte Ltd. (4)	Singapore

The Capital Markets Company BV			Belgium

	CapAfric Consulting (Pty) Ltd		South Africa

	Capco Belgium BV		Belgium

	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia

	Capco Consultancy (Thailand) Ltd		Thailand

	Capco Consulting Singapore Pte. Ltd		Singapore

	Capco Greece Single Member P.C		Greece

	Capco Poland sp. z.o.o		Poland

	The Capital Markets Company (UK) Ltd		U.K.

		Capco (UK) 1, Limited	U.K.

	The Capital Markets Company BV		Netherlands

	The Capital Markets Company GmbH		Germany

		Capco Austria GmbH	Austria

	The Capital Markets Company Limited		Hong Kong

		Capco Consulting Services (Guangzhou) Company Limited	China

	The Capital Markets Company Limited		Canada

	The Capital Markets Company S.á.r.l		Switzerland

		Andrion AG	Switzerland

	The Capital Markets Company S.A.S		France

	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd			Australia

	Wipro Revolution IT Pty Ltd		Australia

	Crowdsprint Pty Ltd		Australia

	Wipro Shelde Australia Pty Ltd		Australia

Wipro Appirio, Inc.			USA

	Wipro Appirio (Ireland) Limited		Ireland

		Wipro Appirio UK Limited	U.K.

	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA

	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil

	Wipro do Brasil Servicos Ltda		Brazil

	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil

Wipro Portugal S.A.			Portugal

	Wipro Technologies GmbH		Germany

		Wipro Business Solutions GmbH (4)	Germany

		Wipro IT Services Austria GmbH	Austria

Wipro CRM Services UK Limited			U.K.

	CloudSocius DMCC		United Arab Emirates

(4) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd., Wipro Business Solutions GmbH are as follows:
Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands

	Rizing Consulting USA, Inc.		USA

	Rizing Germany GmbH		Germany

	Attune Italia S.R.L		Italy

	Rizing Management LLC		USA

	Attune UK Ltd.		U.K.

Rizing Pte Ltd.			Singapore

	Rizing New Zealand Ltd.		New Zealand

	Rizing Philippines Inc.		Philippines

	Rizing SDN BHD		Malaysia

	Rizing Solutions Pty Ltd		Australia

Wipro Business Solutions GmbH			Germany

	Wipro Technology Solutions S.R.L		Romania

As at June 30, 2024, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India

Wipro Foundation	India

5.	Segment Information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”)—Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”). Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: communications, media and information services, software and gaming, new age technology, consumer goods, medical devices and life sciences, healthcare, and technology products and services. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: banking and financial services, energy, manufacturing and resources, capital markets and insurance, and hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany, Benelux, the Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2024, March 31, 2024, and June 30, 2023, year ended March 31, 2024 are as follows:

Particulars	Three months ended			Year ended
	June 30, 2024	March 31, 2024	June 30, 2023	March 31, 2024
	Audited	Audited	Audited	Audited
Segment revenue
IT Services
Americas 1	67,700	67,229	65,607	268,230
Americas 2	67,338	67,724	68,303	269,482
Europe	60,422	61,344	67,134	253,927
APMEA	23,503	24,499	26,510	102,177

Total of IT Services	218,963	220,796	227,554	893,816
IT Products	469	1,159	694	4,127

Total segment revenue	219,432	221,955	228,248	897,943

Segment result
IT Services
Americas 1	13,687	14,081	13,537	59,364
Americas 2	15,533	15,791	14,169	59,163
Europe	5,873	7,933	9,968	33,354
APMEA	2,441	3,401	2,800	12,619
Unallocated	(1,477)	(5,011)	(3,957)	(20,304)

Total of IT Services	36,057	36,195	36,517	144,196
IT Products	(47)	143	(161)	(371)
Reconciling Items	59	(965)	(1,840)	(7,726)

Total segment result	36,069	35,373	34,516	136,099

Finance expenses	(3,288)	(3,308)	(3,086)	(12,552)
Finance and other income	7,480	6,759	6,542	23,896
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method	(45)	(202)	3	(233)

Profit before tax	40,216	38,622	37,975	147,210

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.

b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.

c)

For the purpose of segment reporting, the Company has included the net impact of foreign exchange gains/(losses), net in revenues amounting to ₹ (206), ₹ (128) and ₹ (62) for the three months ended June 30, 2024, March 31, 2024 and June 30, 2023 respectively and ₹ 340 for the year ended March 31, 2024, which is reported under foreign exchange gains/(losses), net in the consolidated financial results.

d)

Restructuring cost of ₹ Nil, ₹ Nil and ₹ 1,887 is included under Reconciling Items for the three months ended June 30, 2024, March 31, 2024, and June 30, 2023, respectively and ₹ 6,814 for the year ended March 31, 2024.

e)	Reconciling Items for the three months and year ended March 31, 2024 includes employee costs of ₹ 921 towards outgoing CEO and Managing Director.

f)

“Unallocated” within IT Services segment results is after recognition of amortization and impairment expense on intangible assets of ₹ 1,782, ₹ 2,569, ₹ 1,810 and ₹ 11,756 for the three months ended June 30, 2024, March 31, 2024, and June 30, 2023 and year ended March 31, 2024 respectively, and change in fair value of contingent consideration of ₹ Nil, ₹ (792), ₹ (16) and ₹ (1,300) for the three months ended June 30, 2024, March 31, 2024, and June 30, 2023 and year ended March 31, 2024 respectively.

g)

Segment results of IT Services segment are after recognition of share-based compensation expense ₹ 1,329, ₹ 1,293 and ₹ 1,544 for the three months ended June 30, 2024, March 31, 2024, and June 30, 2023, respectively and ₹ 5,590 for the year ended March 31, 2024.

h)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (23), ₹ 102 and ₹ 78 for the three months ended June 30, 2024, March 31, 2024, and June 30, 2023, respectively and ₹ (2,072) for the year ended March 31, 2024.

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: July 19, 2024	Rishad A. Premji Chairman